Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Till Capital Ltd. (the “Company” or “Till”) 25 Church Street Hamilton HM12 Bermuda

Item 2	Date of Material Change

July 31, 2015

Item 3	News Release

The news release was disseminated on August 3, 2015 through Nasdaq GlobalNewswire.

Item 4	Summary of Material Change

The Company announced that its board of directors (the “Board”) has appointed Dr. John T. (Terry) Rickard as director of the Company effective July 31, 2015 to replace David Atkins, who previously announced he would not stand for re-election at the Company’s upcoming annual general and special meeting of shareholders (the “Meeting”) . Mr. Atkins resigned from the Board effective July 31, 2015.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that the Board has appointed Dr. John T. (Terry) Rickard as director of the Company effective July 31, 2015 to replace David Atkins, who previously announced he would not stand for re-election at the Meeting g. In view of Dr. Rickard’s appointment, Mr. Atkins has resigned from the Board effective July 31, 2015. Dr. Rickard will stand for election to the Board at the Meeting. Mr. Atkins will remain in his current position as Chairman of the board of directors of Omega Insurance Holdings, Inc. (“Omega”), a wholly owned subsidiary of Till. The Company thanks Mr. Atkins for his valuable service as a director of Till, particularly in facilitating the Company’s acquisition of Omega, and appreciates his continuing stewardship in serving as Chairman of Omega's board of directors.

Dr. Rickard has 44 years of experience in advanced technology and financial organizations, all of it in management, oversight and technology development positions. He has been an executive and a director of several private companies and one public reporting company. He was President and later Chief Scientific Officer of OptiMark Technologies, Inc. and served on its board. He was a co-inventor of the OptiMark transaction matching system and was instrumental in the development of this company from a start-up enterprise to an operating entity on the Pacific Stock Exchange, the Nasdaq market and the Osaka Securities Exchange, including the securing of over $350 million in investment capital from major investors in the U.S. and internationally. Prior to that, he was President of the brokerage firm Mitchum, Jones & Templeton. He has authored/co-authored over 70 refereed technical publications in engineering, electronic market structure, matching algorithms and trading strategies, and has co-authored 11 issued patents. He has also served as an expert witness in multiple intellectual property litigations involving financial markets. He received a Ph.D. degree in Engineering Physics from the University of California, San Diego, in 1975.

As the Director of Quantitative Research for Till Management Company, a wholly owned subsidiary of Till, Dr. Rickard is responsible for designing computationally intelligent systems for automated trading and investment due diligence. He currently beneficially owns or directs 271,666 shares (7.6%) of the Company’s outstanding restricted voting shares.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact:

William M. Sheriff, Chairman Telephone: (208) 635-5415

Item 9	Date of Report

Dated August 12, 2015.